UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Radyne Corporation

(Name of Subject Company)

Radyne Corporation

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

750611402

(CUSIP Number of Class of Securities)

Carl Myron Wagner

Chief Executive Officer

Radyne Corporation

3138 East Elwood Street

Phoenix, Arizona 85034

(602) 437-9620

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with a copy to:

Steven D. Pidgeon, Esq.

DLA Piper US LLP

2415 East Camelback Road

Suite 700

Phoenix, Arizona 85016-4245

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) initially filed by Radyne Corporation, a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 22, 2008. The Schedule

14D-9 relates to a tender offer by Comtech TA Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), as disclosed in a Tender Offer Statement on Schedule TO, dated May 22, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding common stock, par value $0.001 per share, of the Company at a price of $11.50 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2008 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9, entitled “Additional Information,” is hereby amended and supplemented by adding to the end of the subsection entitled “Regulatory Approvals” the following new sentence:

On June 30, 2008, Comtech announced that it had been granted early termination of the waiting period under the HSR Act in connection with Offer.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9, entitled “Exhibits,” is hereby amended and supplemented by adding to the listed exhibits the following exhibit:

Exhibit No.	Description
(a)(12)	Press release issued by Comtech on June 30, 2008 (incorporated by reference to Exhibit (a)(5)(C) to the Amendment No. 2 to Schedule TO filed by Comtech and Purchaser with the SEC on June 30, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

RADYNE CORPORATION

By:	/s/ Malcolm C. Persen
Malcolm C. Persen
Chief Financial Officer

Dated: June 30, 2008